UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

Goldenbridge Acquisition Limited
(Name of Issuer)

Ordinary Shares, no par value
(Title of Class of Securities)

G3970D 104
(CUSIP Number)

               December 31, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1 (b)
☐	Rule 13d-1 (c)
☒	Rule 13d-1 (d)

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))
Page 1 of 7 Pages

CUSIP No. G3970D 104	13G	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Cross Wealth Investment Holding Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 470,583(1)
	6	SHARED VOTING POWER -0-
		SOLE DISPOSITIVE POWER 470,583(1)
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 470,583 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.22%
12	TYPE OF REPORTING PERSON* FI

(1)	Does not include (a) 175,000 ordinary shares issuable upon exercise of 350,000 warrants owned by Cross Wealth Investment Holding Limited or (b) 35,000 ordinary shares issuable upon conversion of rights owned by Cross Wealth Investment Holding Limited. Each warrant is exercisable at a price of $11.50 per full share commencing on the later of (x) the completion of an initial business combination and (y) March 4, 2022, and expires 5 years after the completion of an initial business combination, or earlier upon redemption or liquidation. The rights convert automatically upon the closing of a business combination.

CUSIP No. G3970D 104	13G	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Jining Li
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 470,583(1)
	6	SHARED VOTING POWER -0-
		SOLE DISPOSITIVE POWER 470,583(1)
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 470,583(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.22%
12	TYPE OF REPORTING PERSON* IN

(1)	Consists of the ordinary shares owned by Cross Wealth Investment Holding Limited. Does not include (a) 175,000 ordinary shares issuable upon exercise of 350,000 warrants owned by Cross Wealth Investment Holding Limited or (b) 35,000 ordinary shares issuable upon conversion of rights owned by Cross Wealth Investment Holding Limited. Each warrant is exercisable at a price of $11.50 per full share commencing on the later of (x) the completion of an initial business combination and (y) March 4, 2022, and expires 5 years after the completion of an initial business combination, or earlier upon redemption or liquidation. The rights convert automatically upon the closing of a business combination.

CUSIP No. G3970D 104	13G	Page 4 of 7 Pages

Item 1.

(a)	Name of Issuer: Goldenbridge Acquisition Limited

(b)	Address of Issuer's Principal Executive Offices:

15/F, Aubin House, 171-172 Gloucester Road, Wanchai, Hong Kong

Item 2.

(a)	Name of Person Filing: Cross Wealth Investment Holding Limited Jining Li

(b)	Address of Principal Business Office or if none, Residence:

c/o Goldenbridge Acquisition Limited

15/F, Aubin House, 171-172 Gloucester Road, Wanchai, Hong Kong

(c)	Citizenship: Cross Wealth Investment Holding Limited – British Virgin Islands Jining Li – Hong Kong

(d)	Title of Class of Securities: Ordinary shares, no par value

(e)	CUSIP Number: G3970D 104

Item 3.	Not Applicable

Item 4.	Ownership.

(a)	Amount Beneficially Owned:

Cross Wealth Investment Holding Limited – 470,583 shares.

Jining Li – 470,583 shares. Consists of ordinary shares owned by Cross Wealth Investment Holding Limited.

The foregoing does not include (a) 175,000 ordinary shares issuable upon exercise of 350,000 warrants owned by Cross Wealth Investment Holding Limited or (b) 35,000 ordinary shares issuable upon conversion of rights owned by Cross Wealth Investment Holding Limited. Each warrant is exercisable at a price of $11.50 per full share commencing on the later of (x) the completion of an initial business combination and (y) March 4, 2022, and expires 5 years after the completion of an initial business combination, or earlier upon redemption or liquidation. The rights convert automatically upon the closing of a business combination.

Jining Li has voting and dispositive power over the securities owned by Cross Wealth Investment Holding Limited.

(b)	Percent of Class:

Cross Wealth Investment Holding Limited – 6.22%

Jining Li – 6.22%

CUSIP No. G3970D 104	13G	Page 5 of 7 Pages

The foregoing percentages are based on 7,566,250 ordinary shares outstanding as of December 31, 2021.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

Cross Wealth Investment Holding Limited – 470,583 shares.

Jining Li – 470,583 shares.

(ii)	shared power to vote or to direct the vote:

Cross Wealth Investment Holding Limited – 0 shares.

Jining Li – 0 shares.

(iii)	sole power to dispose or to direct the disposition of:

Cross Wealth Investment Holding Limited – 470,583 shares.

Jining Li – 470,583 shares.

(iv)	shared power to dispose or to direct the disposition of:

Cross Wealth Investment Holding Limited – 0 shares.

Jining Li – 0 shares.

Item 5.	Ownership of Five Percent or Less of a Class: Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7.	Identification and Classification of Subsidiary Which Acquired the Securities: Not Applicable

Item 8.	Identification and Classification of Members of the Group: Not Applicable

Item 9.	Notice of Dissolution of Group: Not Applicable

Item 10.	Certifications: Not Applicable

CUSIP No. G3970D 104	13G	Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2022

CROSS WEALTH INVESTMENT HOLDING LIMITED

By:	/s/ Jining Li
	Name:	Jining Li
	Title:	Director

/s/ Jining Li
Jining Li

CUSIP No. G3970D 104	13G	Page 7 of 7 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the ordinary shares, no par value, of Goldenbridge Acquisition Limited, a British Virgin Islands company, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this agreement as of February 10, 2022.

CROSS WEALTH INVESTMENT HOLDING LIMITED

By:	/s/ Jining Li
	Name:	Jining Li
	Title:	Director

/s/ Jining Li
Jining Li